FILED BY NORTHROP GRUMMAN CORPORATION
                                   PURSUANT TO RULE 425 UNDER THE
                                   SECURITIES ACT OF 1933 AND DEEMED FILED
                                   PURSUANT TO RULE 14d-2 OF THE SECURITIES
                                   EXCHANGE ACT OF 1934
                                   SUBJECT COMPANY: NEWPORT NEWS
                                   SHIPBUILDING INC.
                                   COMMISSION FILE NO.: 1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:  310-553-6262
Fax:        310-556-4561

Contact:    Randy Belote (Media) (443) 994-1489
            Gaston Kent (Investors) (310) 201-3423


FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN EXTENDS TENDER OFFER
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FOR ALL OUTSTANDING SHARES OF NEWPORT NEWS SHIPBUILDING
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     Los Angeles -Oct. 25, 2001 - Northrop Grumman Corporation (NYSE: NOC)
today announced that it has extended its pending exchange offer for all outstanding shares of common stock, including associated rights, of Newport News Shipbuilding Inc. (NYSE: NNS) from Oct. 25, 2001, to Nov. 8, 2001 at midnight E.D.T.

     Approximately 7,032,107 shares of Newport News Shipbuilding common stock had been tendered to Northrop Grumman as of 5:00 p.m. E.D.T. on Oct. 25, 2001, including approximately 2,875,035 shares tendered pursuant to notices of guaranteed delivery.

     On Oct. 23, 2001, the Department of Defense concluded that the benefits and savings offered by the proposed Northrop Grumman acquisition of Newport News were comparable to the savings of the proposed General Dynamics/Newport News merger and the Northrop Grumman transaction had the additional benefit of preserving competition. On that date, the Department of Justice announced that it had filed suit to block General Dynamic's proposed acquisition of Newport News. Northrop Grumman has not completed its due diligence regarding Newport News nor has it completed the negotiation of a possible merger agreement: Northrop Grumman may modify its offer and reserves the right to do so.

     Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.
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